Christopher D. Lueking
Direct Dial: (312) 876-7680
christopher.lueking@lw.com
Sears Tower, Suite 5800
233 S. Wacker Dr.
Chicago, Illinois 60606
Tel: +1.312.876.7700 Fax: +1.312.993.9767
www.lw.com
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File No. 025341-0028

October 24, 2007
Securities and Exchange Commission
100 F Street, N.E.
Mailstop 3561
Washington, D.C. 20549

Attention:	H. Christopher Owings Scott Anderegg

Re:	Ulta Salon, Cosmetics & Fragrance, Inc. — Amendment No. 7 Registration Statement on Form S-1 File No. 333-144405
Ladies and Gentlemen:
     On behalf of Ulta Salon, Cosmetics & Fragrance, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing under the Securities Act of 1933, as amended, Amendment No. 7 (the “Amendment”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), including certain exhibits. The Amendment reflects the responses of the Company to comments received from the Staff in a letter from H. Christopher Owings, dated October 23, 2007 (the “Comment Letter”). Courtesy copies of this letter and the Amendment (specifically marked to show changes thereto) are being submitted to the Staff by hand delivery.
Application
1.	We note that you seek confidential treatment for the liquidated damages schedule in Section 1.2 of the Lease. It is not clear why confidential treatment is appropriate for this entire provision. A confidential treatment request should cover only those words and phrases for which confidentiality is necessary and supported by FOIA and applicable Commission rules. Please provide us with an analysis that specifically addresses why the disclosure of this entire provision would be commercially harmful to you. Further, ensure that your discussion addresses any commercial harm that may ensue to you, as opposed to the Landlord. Refer to Section II.C.1 of Staff Legal Bulletin No. 1 (February 29, 1997).

Response: In response to the Staff’s comment, we have re-filed the Lease (Exhibit 10.15) in the Amendment. Instead of redacting the entire liquidated damages schedule in Section 1.2, we

October 24, 2007

have, for the reasons set forth in our confidential treatment request letter dated September 27, 2007, redacted only the dollar amounts and the “Fixturing Entry Date” set forth in such schedule. As explained in our confidential treatment request letter and as discussed on the telephone with Scott Anderegg on October 16, 2007, the “Fixturing Entry Date” is equivalent to a financial term because it relates to a free rent period.

2.	We note that exhibit 10.15 refers to exhibits. Please file a complete copy of the lease with exhibits and revise your request, if applicable.

Response: In response to the Staff’s comment, we have filed a complete copy of the Lease with exhibits. We have redacted from the exhibits two pricing terms which are duplicative of identical pricing terms successfully redacted in the body of the Lease.
     If you have any questions regarding the foregoing responses or the enclosed Amendment or need additional information, please do not hesitate to contact me at (312) 876-7680 or Seth Diehl at (312) 876-7634.
Very truly yours,
/s/ Christopher D. Lueking
Christopher D. Lueking
of LATHAM & WATKINS LLP
Enclosures

cc:	Gregg R. Bodnar Robert Guttman, Esq. Seth Diehl